Personal Trading and Ethics Policies

Code of Conduct for Principal Executive and Financial Officers (as adopted)

SEI ALTERNATIVE INCOME FUND

SEI STRUCTURED CREDIT FUND, L.P.

SENIOR OFFICER CODE OF ETHICS

I.	Introduction

The reputation and integrity of the SEI Alternative Income Fund and SEI Structured Credit Fund, L.P. (the “Fund(s)”) is a valuable asset that is vital to the Fund’s success. The Fund’s senior officers (“SOs”) are responsible for conducting the Fund’s business in a manner that demonstrates a commitment to the highest standards of integrity. The Fund’s SOs are its principle executive officer, principal accounting officer, the principal financial officer, treasurer and any person who performs a similar function.

The Sarbanes-Oxley Act of 2002 (the “Act”) effected sweeping corporate disclosure and financial reporting reform on public companies, including investment companies, to address corporate malfeasance and assure investors that the companies in which they invest are accurately and completely disclosing financial information. Under the Act, all public companies (including the Fund) must either have a code of ethics for the SOs, or disclose why they do not. The Act was intended to foster corporate environments which encourage employees to question and report unethical and potentially illegal business practices. The Fund has chosen to adopt this Senior Officer Code of Ethics (the “Code”) to encourage its SOs to act in a manner consistent with the highest principles of ethical conduct.

II.	Purposes of the Code

The purposes of this Code are:

(1)	To promote honest and ethical conduct by the Fund’s SOs, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)	To promote full, fair, accurate, timely, and understandable disclosure in reports and documents that the Fund files with, or submit to, the Commission and in other public communications made by the Fund;

(3)	To promote compliance with applicable governmental laws, rules and regulations;

(4)	To encourage the prompt internal reporting to an appropriate person of violations of this Code; and

(5)	To establish accountability for adherence to this Code.

Dated: July 2023

Personal Trading and Ethics Policies

III.	Questions about this Code

The Fund’s compliance officer designated to oversee compliance with the Fund’s Code of Ethics adopted pursuant to Rule 17j-1 shall serve as Compliance Officer for the implementation and administration of this Code. You should direct your questions about this Code to the Compliance Officer.

IV.	Conduct Guidelines

The Fund has adopted the following guidelines under which the Fund’s SOs must perform their official duties and conduct the business affairs of the Fund.

(1)	Ethical and honest conduct is of paramount importance. The Fund’s SOs must act with honesty and integrity and avoid violations of this Code, including the ethical handling of actual or apparent conflicts of interest with the Fund in personal and professional relationships. A “conflict of interest” occurs when a SOs private interest interferes with the interests of, or his or her service to, a Fund.

(2)	SOs must be mindful of material transactions or relationships. Conflicts of interest may arise as a result of material transactions or business or personal relationships to which the SO may be a party. In these circumstances, SOs should consider consulting the Compliance Officer. If it is not possible to discuss the matter to the Compliance Officer, it should be discussed with the Fund’s Chief Financial Officer, Chief Executive Officer or another appropriate person. In addition to considering any actual or apparent conflicts of interest in which an SO is personally involved, the Fund’s SOs have an obligation to consider any other actual or apparent conflicts which they discover or of which they otherwise become aware. If you are unsure whether a particular fact pattern gives rise to a conflict of interest, or whether a particular transaction or relationship is “material,” you should bring the matter to the attention of the Compliance Officer.

(3)	Standards for quality of information shared with service providers of the Funds. The Fund’s SOs must at all times seek to provide information to the Fund’s service providers (adviser, administrator, outside auditor, outside counsel, custodian, etc.) that is accurate, complete, objective, relevant, timely, and understandable.

(4)	Standards for quality of information included in periodic reports. The Fund’s SOs must at all times endeavor to ensure full, fair, timely, accurate, and understandable disclosure in the Fund’s periodic reports.

(5)	Compliance with laws. The Fund’s SOs must comply with the Federal securities laws and other laws and rules applicable to the Fund, such as the Internal Revenue Code.

(6)	Standard of care. The Fund’s SOs must at all times act in good faith and with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated. The Fund’s SOs must conduct the affairs of the Fund in a responsible manner, consistent with this Code.

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Personal Trading and Ethics Policies

(7)	Confidentiality of information. The Fund’s SOs must respect and protect the confidentiality of information acquired in the course of their professional duties, except when authorized by the Fund to disclose it or where disclosure is otherwise legally mandated. You may not use confidential information acquired in the course of your work for personal advantage.

(8)	Sharing of information and educational standards. The Fund’s SOs should share information with relevant parties to keep them informed of the business affairs of the Fund, as appropriate, and maintain skills important and relevant to the Fund’s needs.

(9)	Promote ethical conduct. The Fund’s SOs should at all times proactively promote ethical behavior among peers in your work environment.

(10)	Standards for recordkeeping. The Fund’s SOs must at all times endeavor to ensure that the Fund’s financial books and records are thoroughly and accurately maintained to the best of their knowledge in a manner consistent with applicable laws and this Code.

V.	Waivers of this Code

You may request a waiver of a provision of this Code by submitting your request in writing to the Compliance Officer for appropriate review. For example, if a family member works for a service provider that prepares a Fund’s financial statements, you may have a potential conflict of interest in reviewing those statements and should seek a waiver of this Code to review the work. An executive officer of a Fund, or another appropriate person (such as a designated Board or Audit Committee member), will decide whether to grant a waiver. All waivers of this code must be disclosed to the applicable Fund’s shareholders to the extent required by Commission rules.

VI.	Affirmation of the Code

Upon adoption of the Code, the Fund’s SOs must affirm in writing that they have received, read and understand the Code, and annually thereafter must affirm that they have complied with the requirements of the Code. To the extent necessary, The Fund’s Compliance Officer will provide guidance on the conduct required by this Code and the manner in which violations or suspected violations must be reported and waivers must be requested.

VII.	Reporting Violations

In the event that an SO discovers or, in good faith, suspects a violation of this Code, the SO must immediately report the violation or suspected violation to the Compliance Officer. The Compliance Officer may, in his or her discretion, consult with another member of the Fund’s senior management or the Board in determining how to address the violation or suspected violation. For example, a Code violation may occur when a periodic report or financial statement of a Fund omits a material fact, or is technically accurate, but in the view of the SO, is written in a way that obscures its meaning.

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Personal Trading and Ethics Policies

SOs who report violations or suspected violations in good faith will not be subject to retaliation of any kind. Reported violations will be investigated and addressed promptly and will be treated as confidential to the extent possible.

VIII.	Violations of the Code

Dishonest or unethical conduct or conduct that is illegal will constitute a violation of this Code, regardless of whether this Code specifically refers to such particular conduct. A violation of this Code may result in disciplinary action, up to and including removal as an SO of the Fund. A variety of laws apply to the Fund and its operations, including the Securities Act of 1933, the Investment Company Act of 1940, state laws relating to duties owed by Fund officers, and criminal laws. The Fund will report any suspected criminal violations to the appropriate authorities, and will investigate, address and report, as appropriate, non-criminal violations.

IX.	Miscellaneous Provisions

This Code is the sole code of ethics of the Fund for purposes of Section 406 of the Sarbanes-Oxley Act and the rules and forms applicable to registered investment companies thereunder. Insofar as other policies or procedures of the Fund or its service providers govern or purport to govern the behavior or activities of the Fund’s SOs subject to this Code, they are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code. The code of ethics under Rule 17-j-1 under the Investment Company Act of 1940 of the Fund and its advisers and principal underwriter, are separate requirements and are not a part of this Code.

Material amendments to this Code must be approved or ratified by the Board, including a majority of independent directors. The Code is intended solely for internal use by the Fund and does not constitute an admission, by or on behalf of the Fund, as to any fact, circumstance or legal conclusion.

X.	Insider Trading Policy

It is generally illegal for any person, either personally or on behalf of others, to trade in securities on the basis of material, nonpublic information. It is also generally illegal to communicate material, nonpublic information to others so that they may trade in securities on the basis of that information. These illegal activities are commonly referred to as “insider trading.” There are civil and criminal penalties for insider trading. There may also be liability to those damaged by the trading. A company whose employee violates the insider trading prohibitions may be liable for a civil fine.

Although the nature of the Fund’s investment program makes it unlikely that Fund officers and agents could engage in insider trading, the Fund believes that it is in its Investors’ best interests to adopt and maintain policies and procedure reasonably designed to prevent their officers and agents from engaging in insider trading. In addition, the Fund recognizes that it has no employees and that the operations of the Fund are carried out by employees and officers of the Fund’s Service Providers. The Fund is adopting the Insider Trading Policy of SIMC. With respect to officers or agents of the Fund who are officers, agents or employees of Service Providers (other than SIMC, SIDCO and SIGFS) but who may have access to nonpublic information about the Fund’s portfolio holdings (“Unaffiliated Service Providers”), the CCO is responsible for ensuring that the Unaffiliated Service Providers have adopted policies and procedures reasonably designed to prevent their officers and employees from engaging in insider trading. The CCO will promptly inform the Boards if the Unaffiliated Service Providers have not adopted policies and procedures meeting this standard.

Dated: July 2023